Exhibit 99.1

Acorn International Terminates Share Repurchase Plan

SHANGHAI, July 22, 2020 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that it has terminated its previously authorized 10b5-1 share repurchase program due to questions and information Acorn has received suggesting that a new take private offer for the Company may be forthcoming soon. Accordingly, the Company has determined, out of an abundance of caution, that it would be prudent to terminate the share repurchase program.

Acorn’s Board of Directors originally authorized the repurchase of up to US$2.5 million worth of its American depositary shares ("ADSs") over a 12-month period. As of July 20, 2020, the Company had purchased approximately 10,000 ADSs at an average price of US$14.34 per ADS.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements, and include Acorn’s expectation that a revised take private offer for the Company may be forthcoming soon. Such statements are based on current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond Acorn’s control, including the extent and duration of the adverse impact of COVID-19, the availability of financing, and the performance of the capital markets in the U.S. and elsewhere, each of which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Contact:

Compass Investor Relations

Ms. Elaine Ketchmere, CFA

Phone: +1-310-528-3031

Email: Eketchmere@compass-ir.com

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